UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Loews Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

540424-10-8

(CUSIP Number)

Barry Bloom
667 Madison Avenue
New York, N.Y. 10021
212 521-2930

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

SCHEDULE 13D

CUSIP No. 540424-10-8	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Preston R. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,532,808
	8	SHARED VOTING POWER 5,755,188
	9	SOLE DISPOSITIVE POWER 26,532,808
	10	SHARED DISPOSITIVE POWER 5,755,188
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,287,996
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

                Preston R. Tisch hereby amends and supplements the statement on Schedule 13D previously filed by him with respect to the Common Stock (the “Common Stock”) of Loews Corporation (the “Issuer”) as set forth herein. Except as amended and supplemented hereby, the statement on Schedule 13D, as heretofore amended and supplemented, remains in full force and effect.

Item 5.	Interest in Securities of the Issuer.

                Preston R. Tisch has sole voting power and sole investment power with respect to 26,532,808 shares of Common Stock, including 2,244,812 shares held by the Joan H. Tisch 2000 Annuity Trust I, of which Mr. Tisch is the trustee. An additional 5,755,188 shares are owned by Joan H. Tisch, his wife, and accordingly he may be deemed to share voting power and investment power with respect to such shares. As a result, Mr. Tisch may be deemed to be the beneficial owner of 32,287,996 shares, or 16.4% of the 197,238,100 shares of Common Stock that the Issuer reported as outstanding as of March 12, 2001 (after giving effect to the two-for-one stock split effective on March 20, 2001).

                During the sixty days preceding the filing of this statement, Mr. Tisch effected the following transactions in the Common Stock of the Issuer. Mr. Tisch effected sales of shares over which he has sole dispositive power on the New York Stock Exchange as follows:

Date	Number of Shares	Price per Share

3/5/01	42,500	$110.88

3/6/01	72,500	$111.37

3/7/01	120,000	$112.29

3/8/01	100,000	$112.97

                The sales referred to in the above table were effected before the stock split referred to above and therefore do not reflect the stock split.

Page 3 of 4 Pages

Signature

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 9, 2001

/s/ Preston R. Tisch

Preston R. Tisch

Page 4 of 4 Pages